UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2021

 GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ⌧ Form 40-F
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐  No ⌧
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐  No ⌧

Investor Relations PRESS RELEASE

Televisa Reports Fourth Quarter and Full Year 2020 Results

2020 Highlights
Consolidated
•	Excluding Other Businesses, Segment Revenue and Operating Segment Income (OSI) for our three core operations grew by 2.0% and 2.1%, respectively.
•	Closed the year with a solid cash position of U.S.$1.8 billion dollars and a net debt leverage ratio of 2.5.
Cable
•	Record organic growth of 1.4 million Revenue Generating Units (“RGUs”), reaching a total of 14.1 million.
•	Net broadband RGUs additions of 734.8 thousand, the highest organic growth on record.
•	Solid revenue and OSI growth of 8.8% and 6.2%, respectively.
Sky
•	Added video customers in every single quarter of the year.
•	Achieved the fastest pace of broadband and video net additions since 2016.
•	Revenue growth of 3.7%, OSI in line with 2019, and a margin of 41.3%.
Content
•	Audience growth y-o-y of 20%[1] in our flagship network during weekdays.
•	Revenues down 7.0% primarily due to COVID-19.
•	Aggressive cost reduction plan resulted in Ps.2.2 billion in savings.
•	OSI margin reached 37.9%, an increase of 180 basis points from 2019 and the highest margin since 2016.

Earnings Call Date and Time: Friday, February 19, 2021, at 10:00 A.M. ET.
Conference ID # is 4785235
From the U.S.: +1 (877) 850 2115	From Mexico: 800 926 9157
International callers: +1 (478) 219 0648	Rebroadcast: +1 (404) 537-3406

The teleconference will be rebroadcast starting at 01:00 P.M. ET on February 19 and will end at midnight on March 5.

1 Source: Nielsen. P4+, Monday to Friday, 16:30 to 23:00

Consolidated Results

Mexico City, February 18, 2021 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for full year and fourth quarter 2020. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).
The following table sets forth condensed consolidated statements of income for the years ended December 31, 2020 and 2019, in millions of Mexican pesos.
	2020	Margin %	2019	Margin %	Change %
Net sales	97,361.6	100.0	101,757.2	100.0	(4.3)
Operating segment income[1]	40,510.9	38.8	41,032.1	38.6	(1.3)
1 The operating segment income margin is calculated as a percentage of segment net sales.
Net sales, decreased by 4.3% to Ps.97,361.6  million in 2020 compared with Ps.101,757.2 million in 2019. This decreased was due to revenue decline in the Other Businesses and Content segments. Operating segment income decreased 1.3%, but margin was higher than 2019 and reached 38.8%.
The following table sets forth condensed consolidated statements of income for the years ended December 31, 2020 and 2019, in millions of Mexican pesos:
	2020	Margin %	2019	Margin %	Change %
Net sales	97,361.6	100.0	101,757.2	100.0	(4.3)
Net income	674.0	0.7	6,106.8	6.0	(89.0)
Net (loss) income attributable to stockholders of the Company	(892.3)	(0.9)	4,626.1	4.5	n/a
Segment net sales	104,390.8	100.0	106,309.9	100.0	(1.8)
Operating segment income (1)	40,510.9	38.8	41,032.1	38.6	(1.3)
(1)	The operating segment income margin is calculated as a percentage of segment net sales.
Net income or loss attributable to stockholders of the Company amounted to a net loss of Ps.892.3 million for 2020, compared with a net income of Ps.4,626.1 million for 2019. The unfavorable net change of Ps.5,518.4 million, reflected (i) a Ps.6,350.5 million unfavorable change in share of income or loss of associates and joint ventures, net; (ii) a Ps. 2,336.1 million increase in income taxes; (iii) a Ps.777.9 million decrease in income before depreciation and amortization; (iv) a Ps.252.0 million increase in depreciation and amortization; and (v) a Ps.85.6 million increase in net income attributable to non-controlling interests.
These unfavorable variances were partially offset by (i) a Ps.2,709.6 million decrease in finance expense, net; and (ii) a Ps.1,574.1 million favorable change in other income (expense), net.
Dividend
The Company’s Board of Directors approved the payment of a dividend of Ps.0.35 per CPO and $0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares not in the form of a CPO. This dividend is subject to the approval of the Company’s stockholders.

Full year results by business segment
The following table presents full year consolidated results ended December 31, 2020 and 2019, for each of our business segments, in millions of Mexican pesos.
Net Sales	2020	%	2019	%	Change %
Cable	45,367.1	43.5	41,702.0	39.2	8.8
Sky	22,134.7	21.2	21,347.1	20.1	3.7
Content	32,613.0	31.2	35,060.5	33.0	(7.0)
Other Businesses	4,276.0	4.1	8,200.3	7.7	(47.9)
Segment Net Sales	104,390.8	100.0	106,309.9	100.0	(1.8)
Intersegment Operations[1]	(7,252.5)		(5,394.1)
Net Sales	97,138.3		100,915.8		(3.7)
Disposed Operations [2]	223.3	n/a	841.4	n/a	n/a
Consolidated Net Sales	97,361.6		101,757.2		(4.3)

Operating Segment Income[3]	2020	Margin %	2019	Margin %	Change %
Cable	18,898.3	41.7	17,797.6	42.7	6.2
Sky	9,135.3	41.3	9,121.2	42.7	0.2
Content	12,360.8	37.9	12,649.1	36.1	(2.3)
Other Businesses	116.5	2.7	1,464.2	17.9	(92.0)
Operating Segment Income	40,510.9	38.8	41,032.1	38.6	(1.3)
Corporate Expenses	(1,882.9)	(1.8)	(1,888.4)	(1.8)	0.3
Depreciation and Amortization	(21,260.8)	(21.8)	(21,008.8)	(20.6)	(1.2)
Other Income (Expense), net	257.5	0.3	(1,316.6)	(1.3)	n/a
Intersegment Operations[1]	(71.5)	(0.1)	(72.2)	(0.1)	1.0
Disposed Operations [2]	(4.0)	n/a	258.9	n/a	n/a
Operating Income	17,549.2	18.0	17,005.0	16.7	3.2
1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 The sale of the Company’s Radio business was concluded on July 2nd, 2020. Accordingly, the net sales and the operating segment income associated with the Radio business, which was part of the Company’s Other Businesses segment, are presented separately as disposed operations for the years ended December 31, 2020 and 2019.
3 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other income (expense), net.

Fourth quarter results by business segment
The following table presents fourth quarter consolidated results ended December 31, 2020 and 2019, for each of our business segments. Fourth quarter consolidated results for 2020 and 2019 are presented in millions of Mexican pesos.
Net Sales	4Q’20%		4Q’19%		Change %
Cable	11,825.7	39.8	11,016.1	37.3	7.3
Sky	5,616.7	18.9	5,379.1	18.2	4.4
Content	11,111.5	37.4	11,166.6	37.9	(0.5)
Other Businesses	1,170.0	3.9	1,933.9	6.6	(39.5)
Segment Net Sales	29,723.9	100.0	29,495.7	100.0	0.8
Intersegment Operations[1]	(1,941.2)		(1,495.3)
Net Sales	27,782.7		28,000.4		(0.8)
Disposed operations [2]	-	n/a	267.8	n/a	n/a
Consolidated Net Sales	27,782.7		28,268.2		(1.7)

Operating Segment Income[3]	4Q’20	Margin %	4Q’19	Margin %	Change %
Cable	4,954.8	41.9	4,545.0	41.3	9.0
Sky	2,143.2	38.2	2,108.9	39.2	1.6
Content	5,371.4	48.3	4,341.2	38.9	23.7
Other Businesses	164.6	14.1	96.7	5.0	70.2
Operating Segment Income	12,634.0	42.5	11,091.8	37.6	13.9
Corporate Expenses	(718.2)	(2.4)	(496.7)	(1.7)	(44.6)
Depreciation and Amortization	(5,639.3)	(20.3)	(5,392.4)	(19.1)	(4.6)
Other Expense, net	(399.9)	(1.4)	(455.3)	(1.6)	12.2
Intersegment Operations[1]	(16.3)	(0.1)	(18.8)	(0.1)	13.3
Disposed operations [2]	-	n/a	100.3	n/a	n/a
Operating Income	5,860.3	21.1	4,828.9	17.1	21.4
1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 The sale of the Company’s Radio business was concluded on July 2nd, 2020. Accordingly, the net sales and the operating segment income associated with the Radio business, which was part of the Company’s Other Businesses segment, are presented separately as disposed operations for the quarter ended December 31, 2020 and 2019.
3 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other income (expense), net.

Cable
Total net additions for the quarter were approximately 223.1 thousand RGUs. Quarterly growth was mainly driven by 127.6 thousand broadband net additions and 109.3 thousand voice net additions. Video RGUs decreased by 49.2 thousand.
The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2020 and 2019.

RGUs	4Q’20 Net Adds	2020 Net Adds	2020	2019
Video	(49,226)	(34,181)	4,284,682	4,318,863
Broadband	127,614	734,805	5,430,859	4,696,054
Voice	109,266	658,538	4,296,530	3,637,992
Mobile	35,401	75,515	75,515	-
Total RGUs	223,055	1,434,677	14,087,586	12,652,909

Fourth quarter sales increased by 7.3% to Ps.11,825.7 million compared with Ps.11,016.1 million in fourth quarter 2019 driven by solid net additions in broadband, voice and strong performance in Enterprise operations.
Full year sales increased by 8.8% to Ps.45,367.1 million compared with Ps.41,702.0 million in 2019. Total RGUs reached 14.1 million. Total net additions for the year were more than 1.4 million.
Fourth quarter operating segment income increased by 9.0% to Ps.4,954.8 million compared with Ps.4,545.0 million in fourth quarter 2019.
Full year operating segment income increased by 6.2% to Ps.18,898.3 million compared with Ps. 17,797.6 million in 2019. The margin reached 41.7%.
The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our MSO and enterprise operations for fourth quarter 2020 and 2019, and for full year 2020 and 2019.
MSO Operations (1) Millions of Mexican pesos	2020	2019	Change %	4Q’20	4Q’19	Change %
Revenue	40,441.4	37,495.8	7.9	10,529.4	9,800.9	7.4
Operating Segment Income	17,091.4	16,248.0	5.2	4,471.4	4,151.1	7.7
Margin (%)	42.3	43.3		42.5	42.4

Enterprise Operations (1) Millions of Mexican pesos	2020	2019	Change %	4Q’20	4Q’19	Change %
Revenue	6,783.3	5,874.5	15.5	1,778.1	1,631.0	9.0
Operating Segment Income	2,388.3	2,051.1	16.4	645.8	527.9	22.3
Margin (%)	35.2	34.9		36.3	32.4
(1)
Full year results do not include the consolidation adjustments of Ps.1,857.6 million in revenues nor Ps.581.4 million in Operating Segment Income for 2020, neither the consolidation adjustments of Ps.1,668.3 million in revenues nor Ps.501.5 million in Operating Segment Income for 2019. Likewise, fourth quarter results do not include the consolidation adjustments of Ps.481.8 million in revenues nor Ps.162.4 million in Operating Segment Income for fourth quarter 2020, neither the consolidation adjustments of Ps.415.8 million in revenues nor Ps.134.0 million in Operating Segment Income for fourth quarter 2019. Consolidation adjustments are considered in the consolidated results of the Cable segment.

Full year sales and operating segment income in our MSO operations increased by 7.9% and 5.2%, respectively, reaching a margin of 42.3%. Full year sales and operating segment income in our Enterprise Operations increased by 15.5% and 16.4%, respectively.

Sky
Total net additions for the quarter were approximately 76.9 thousand RGUs. Quarterly growth was mainly driven by 71.9 thousand broadband net additions. Sky continued growing its video business after adding 4.9 thousand RGUs.
The following table sets forth the breakdown of RGUs per service type for Sky as of December 31, 2020 and 2019.
RGUs	4Q’20 Net Adds	2020 Net Adds	2020	2019
Video	4,944	47,943	7,477,294	7,429,351
Broadband	71,896	279,793	665,907	386,114
Voice	55	(253)	892	1,145
Total RGUs	76,895	327,483	8,144,093	7,816,610

Fourth quarter sales increased by 4.4% to Ps.5,616.7 million compared with Ps.5,379.1 million in fourth quarter 2019. This mainly explained by the growth in broadband RGUs.
Full year sales increased by 3.7% to Ps.22,134.7 million compared with Ps.21,347.1 million in 2019.
Fourth quarter operating segment income increased 1.6% to Ps.2,143.2 million compared with Ps.2,108.9 million in fourth quarter 2019. The margin was 38.2%, mainly affected by the amortization of certain sports that reinitiated in the second half of the year.
Full year operating segment income increased by 0.2% to Ps.9,135.3 million compared with Ps.9,121.2 million in 2019, and the margin was 41.3%.

Content
Fourth quarter sales decreased 0.5% to Ps.11,111.5 million compared with Ps.11,166.6 million in fourth quarter 2019.
Full year sales decreased by 7.0% to Ps.32,613.0 million compared with Ps.35,060.5 million in 2019.
Millions of Mexican pesos	2020	%	2019	%	Change %
Advertising	16,349.8	50.1	19,459.4	55.5	(16.0)
Network Subscription	5,466.2	16.8	4,993.2	14.2	9.5
Licensing and Syndication	10,797.0	33.1	10,607.9	30.3	1.8
Net Sales	32,613.0		35,060.5		(7.0)

Advertising
Fourth quarter advertising sales were Ps.6,628.1 million, relatively flat compared with Ps.6,620.6 million in fourth quarter 2019. This representes a recovery across most categories among our private sector clients with respect to second and third quarter of 2020.
Full year advertising sales decreased by 16.0%. The decrease in sales is explained by a significant deterioration in the Mexican economy due to COVID-19.
Network Subscription
Fourth quarter Network Subscription revenues increased by 5.4% to Ps.1,401.7 compared with Ps.1,330.0 million in fourth quarter 2019.
Full year Network Subscription revenue increased by 9.5%, mainly related to the increase in the price we charge our affiliated distributors for our pay TV networks and to the favorable impact of the depreciation of the Mexican peso on our dollar-denominated revenues.
Licensing and Syndication
Fourth quarter Licensing and Syndication sales decreased by 4.2% to Ps.3,081.7 million from Ps.3,216.0 million in fourth quarter 2019. Royalties from Univision increased 8.8%, reaching U.S.$110.2 million dollars in fourth quarter 2020 compared to U.S.$101.3 million dollars in fourth quarter 2019. This was a record high for a quarter. For the full year 2020 royalties from Univision decreased by 2.4%, reaching U.S.$379.6 million dollars.
Fourth quarter operating segment income, increased by 23.7% to Ps.5,371.4 compared with Ps.4,341.2 million in fourth quarter 2019. The margin was 48.3%, close to ten percentual points higher than 2019. This increase is mainly explained by an aggressive cost and expense reduction plan.
Full-year operating segment income decreased by 2.3% to Ps.12,360.8 million compared with Ps.12,649.1 million in 2019, but the margin was 180 bps higher than 2019.
Other Businesses
Other Businesses were affected by the closing of the economy and measures triggered in response to COVID-19, which included the suspension or limitation of activities in some businesses of this segment.
Fourth quarter sales decreased by 39.5% to Ps.1,170.0 million compared with Ps.1,933.9 million in fourth quarter 2019. Full year sales decreased by 47.9% to Ps.4,276.0 million compared with Ps.8,200.3 million in 2019.
Fourth quarter operating segment income increased by 70.2% to Ps.164.6 million compared with Ps.96.7 million in fourth quarter 2019. Full year operating segment income decreased by 92.0% to Ps.116.5 million compared with Ps.1,464.2 million in 2019.

Corporate Expense
Corporate expense reached Ps.1,882.9 million in 2020, relatively flat when compared with Ps.1,888.4 million in 2019.
Share-based compensation expense in 2020 and 2019, amounted to Ps.984.4 million and Ps.1,129.6 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.
Other Income or Expense, Net
Other income or expense, net, changed by Ps.1,574.1 million, to other income, net, of Ps.257.5 million in 2020, from other expense, net, of Ps.1,316.6 million in 2019. This favorable change reflected primarily:
(i)	a pre-tax gain on disposition of our 50% equity stake in our former Radio business, which sale was concluded in July 2020;

(ii)	a non-recurring income related to the cancellation of a related-party provision in the fourth quarter of 2020; and

(iii)	a lower non-recurring severance expense in connection with dismissals of personnel in our Content segment.

These favorable variances were partially offset by
(i)	a higher expense related to legal and financial advisory and professional services; and

(ii)	a loss on disposition of investment.

The following table sets forth the breakdown of cash and non-cash other income (expense), net, stated in millions of Mexican pesos, for the years ended December 31, 2020 and 2019.
Other income (expense), net	2020	2019
Cash	197.8	(765.0)
Non-cash	59.7	(551.6)
Total	257.5	(1,316.6)

Finance Expense, Net
The following table sets forth finance (expense) income, net, stated in millions of Mexican pesos for the years ended December 31, 2020 and 2019.
	2020	2019	(Unfavorable) Favorable change
Interest expense	(10,482.2)	(10,402.0)	(80.2)
Interest income	1,131.8	1,529.1	(397.3)
Foreign exchange gain, net	3,159.9	935.3	2,224.6
Other finance income (expense), net	89.3	(873.2)	962.5
Finance expense, net	(6,101.2)	(8,810.8)	2,709.6

Finance expense, net, decreased by Ps.2,709.6 million, or 30.8%, to Ps.6,101.2 million in 2020, from Ps.8,810.8 million in 2019.
This decrease reflected:
(i)
a Ps.2,224.6 million increase in foreign exchange gain, net, resulting primarily from a higher U.S. dollar average net liability position beginning in March 31, 2020, in conjunction with a decrease in the carrying value of our hedged investments in shares and warrants of UHI, and a 16.4% appreciation of the Mexican pesos against the U.S. dollar from that date through December 31, 2020, which effect was partially offset by a 5.6 % depreciation of the Mexican peso against the U.S. dollar for the year ended December 31, 2020, in comparison with a 4.0% appreciation for the year ended December 31, 2019; and

(ii)	a Ps.962.5 million favorable change in other finance income or expense, net, resulting primarily from changes in fair value of our derivative contracts.

These favorable variances were partially offset by:
(i)	a Ps.80.2 million increase in interest expense, primarily due to a higher average principal amount of long-term debt in 2020; and

(ii)	a Ps.397.3 million decrease in interest income, primarily explained by a lower average amount of cash equivalents as well as a reduction in interest rates.

Share of Income or Loss of Associates and Joint Ventures, Net
Share of income or loss of associates and joint ventures, net, changed by Ps.6,350.5 million, to a share of loss of Ps.5,769.4 million in 2020, from a share of income of Ps.581.1 million in 2019. This unfavorable change reflected mainly (i) a Ps.5,455.4 million impairment adjustment to the carrying value of our investment in shares of UHI as of March 31, 2020; (ii) a lower share of income of UHI, the controlling company of Univision Communications Inc.; and (iii) a share of loss of Ocesa Entretenimiento, S.A. de C.V., a live entertainment company with operations primarily in Mexico, in which we mantain a 40% interest.
Income Taxes
Income taxes increased by Ps.2,336.1 million, or 87.5%, to Ps.5,004.6 million in 2020, compared with Ps.2,668.5 million in 2019. This increase reflected an increased tax base (income before share of loss of associates and joint ventures) as well as a higher effective income tax rate. The effective income tax rate increased primarily in connection with the cancellation of deferred tax assets related to unused tax losses, income tax adjustments from prior years, and an inflationary tax gain resulting from a higher net monetary liability position of significant companies in the Group for the year ended December 31, 2020.
Net Income Attributable to Non-controlling Interests
Net income attributable to non-controlling interests increased by Ps.85.6 million, or 5.8%, to Ps.1,566.3 million in 2020, compared with Ps.1,480.7 million in 2019. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Cable segment, which was partially offset by a lower portion of net income attributable to non-cotrolling interests in our Sky segment.
Capital Expenditures
During 2020, we invested approximately U.S.$939.4 million in property, plant and equipment as capital expenditures. The following table sets forth the breakdown by segment of capital expenditures for 2020 and 2019.

Capital Expenditures Millions of U.S. Dollars	2020	2019
Cable	662.5	675.3
Sky	250.2	209.1
Content and Other Businesses	26.7	107.8
Total	939.4	992.2

Debt and Lease Liabilities
The following table sets forth our total consolidated debt, lease liabilities and other notes payable as of December 31, 2020 and 2019. Amounts are stated in millions of Mexican pesos.
	December 31, 2020	December 31, 2019	Increase (Decrease)
Current portion of long-term debt	617.0	491.9	125.1
Long-term debt, net of current portion	121,936.0	120,444.7	1,491.3
Total debt (1)	122,553.0	120,936.6	1,616.4
Current portion of long-term lease liabilities	1,277.7	1,257.8	19.9
Long-term lease liabilities, net of current portion	8,014.6	8,105.8	(91.2)
Total lease liabilities	9,292.3	9,363.6	(71.3)
Current portion of other notes payable	-	1,324.1	(1,324.1)
Total other notes payable	-	1,324.1	(1,324.1)
Total debt, lease liabilities and other notes payable	131,845.3	131,624.3	221.0
(1) As of December 31, 2020 and 2019, total debt is presented net of finance costs in the amount of Ps.1,324.3 million and Ps.1,441.6 million, respectively.
On October 6, 2020, we prepaid in full with no penalty a revolving credit facility in the principal amount of Ps.14,770.7 million.
As of December 31, 2020, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, and certain non-current investments in financial instruments) was Ps.96,143.0 million. The aggregate amount of non-current investments in financial instruments included in our consolidated net debt position as of December 31, 2020, amounted to Ps.6,533.3 million.
Shares Outstanding
As of December 31, 2020 and 2019, our shares outstanding amounted to 325,992.5 million and 337,244.3 million shares, respectively, and our CPO equivalents outstanding amounted to 2,786.3 million and 2,882.4 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.
As of December 31, 2020 and 2019, the GDS (Global Depositary Shares) equivalents outstanding amounted to 557.3 million and 576.5 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.
The Company’s Board of Directors approved the cancellation of 44,215,692 CPOs that were acquired through the share buyback program during 2019 and 2020. This is subject to the approval of the Company’s stockholders.

Univision
On December 29, 2020, Searchlight Capital Partners, LP (“Searchlight”), a global private investment firm, ForgeLight LLC (“ForgeLight”), an operating and investment company focused on the media and consumer technology sectors, and Televisa announced the completion of Searchlight and ForgeLight’s acquisition of a majority ownership interest in Univision. In connection with the transaction Televisa maintained its ownership interest in Univision and converted its warrants into common stock.
Sustainability
During the fourth quarter, Televisa joined global leaders with its commitment to the Science Based Targets initiative. The Science Based Targets initiative is a partnership between CDP, which is a not-for-profit charity that runs the global disclosure system for investors, companies, cities, states and regions to manage their environmental impacts, the United Nations Global Compact (UNGC), World Resources Institute (WRI), and the World Wide Fund for Nature (WWF). In addition, Televisa has been recognized as a company that integrates the Task Force Climate Related Financial Disclosure recommendations (TCFD).
Throughout 2020, Televisa’s many sustainability efforts continued to be recognized globally. For example, the Company was selected for the 2020 Dow Jones Sustainability MILA Pacific Alliance Index and was one of only five Mexican companies selected for the 2019 DJS Emerging Markets Index. Also, Televisa was included in three 2020 FTSE4Good Index Series: FTSE4Good Emerging Markets, FTSE4Good Emerging Latin America, and FTSE4Good BIVA.
Besides, the Company was selected as one of only five Mexican companies to be included in the 2020 Bloomberg Gender-Equality Index. Also, Televisa was selected as a constituent of the ESG index, launched by S&P, Dow Jones and the Mexican Stock Exchange. Finally, Televisa was confirmed as a signatory of the United Nations Global Compact, the world’s largest corporate sustainability initiative.
COVID-19 Impact
The COVID-19 pandemic has affected our business, financial position and results of operations for the quarter ended December 31, 2020, and it is currently difficult to predict the degree of the impact in the future.
We cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings.  In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand of our products across our segments as our clients and customers reduce or defer their spending.
The Mexican Government is still implementing the plan to reactivate economic activities in accordance with color-based phases determined on a weekly basis in every state of the country. Most of non-essential economic activities are open with some limitations, mainly on capacity and hours of operation. However, a significant part of the population is still implementing social distancing and shelter-in-place policies. As a result, during the quarter ended December 31, 2020, this has affected, and is still affecting the ability of our employees, suppliers and customers to conduct their functions and businesses in their typical manner.

As of this date, given that they are considered essential economic activities, we have continued operating our media and telecommunications businesses uninterrupted to continue benefiting the country with connectivity, entertainment and information, and during the fourth quarter ended December 31, 2020, we continued with the production of new content following the requirements and health guidelines imposed by the Mexican Government.  During the quarter ended December 31, 2020 our Content business recovered from the previous quarters during the pandemic as a result of the easing in lockdown restrictions in some jurisdictions in which our customers are located. Notwithstanding the foregoing, we are partially dependent on the demand for advertising from consumer-focused companies, and the COVID-19 pandemic has caused, and could further cause, advertisers to reduce or postpone their advertisement spending on our platforms.
In our Other Businesses segment, sporting and other entertainment events for which we have broadcast rights, or which we organize, promote and/or are located in venues we own, are operating with some limitations and taking the corresponding sanitary measures, and to date some of our casinos have resumed operations with reduced capacity and hours of operation.  When local authorities approve the re-opening of the venues that are still not operating, rules may be enacted including capacity and operating hours restrictions; these may affect the results of our Other Businesses segment in the following months.
Notwithstanding the foregoing, the authorities may impose restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guidelines which could be expensive or burdensome to implement, which may affect our operations.
The magnitude of the impact on our business will depend on the duration and extent of the COVID-19 pandemic and the impact of federal, state, local and foreign governmental actions, including continued or future social distancing, and consumer behavior in response to the COVID-19 pandemic and such governmental actions. Due to the evolving and uncertain nature of this situation, we are not able to estimate the full extent of the impact of the COVID-19 pandemic, but it may continue affecting our business, financial position and results of operations over the near, medium or long-term.
Additional Information Available on Website
The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company’s Annual Report and on Form 20-F for the year ended December 31, 2019, which is posted on the “Reports and Filings” section of our investor relations website at televisair.com.

About Televisa
Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 70 countries through 25 pay-tv brands, television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”), a leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity representing approximately 36% on a fully-diluted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, feature-film production and distribution, and gaming.
Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
(Please see attached tables for financial information and ratings data)
###

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445
Carlos Madrazo, VP, Head of Investor Relations cmadrazov@televisa.com.mx
Santiago Casado, Investor Relations Director scasado@televisa.com.mx
Media Relations
Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Teresa Villa / Tel: (52 55) 4438 1205 / atvillas@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2020 AND 2019
(Millions of Mexican Pesos)

	December 31,		December 31,
	2020		2019
ASSETS	(Unaudited)		(Audited) [1]

Current assets:
Cash and cash equivalents	Ps.	29,169.0	Ps.	27,452.3
Trade notes and accounts receivable, net		12,651.5		14,486.2
Other accounts and notes receivable, net		12,694.7		10,692.9
Derivative financial instruments		-		1.7
Due from related parties		787.0		814.4
Transmission rights and programming		6,396.2		6,479.3
Inventories		1,641.3		1,151.4
Contract costs		1,598.4		1,379.4
Assets held for sale		-		1,675.4
Other current assets		4,580.8		3,298.1
Total current assets		69,518.9		67,431.1

Non-current assets:
Derivative financial instruments		-		2.9
Transmission rights and programming		7,982.8		7,901.6
Investments in financial instruments		7,002.7		44,265.9
Investments in associates and joint ventures		22,784.8		9,762.4
Property, plant and equipment, net		83,284.3		83,329.2
Right-of-use assets		7,212.2		7,553.1
Intangible assets, net		42,721.5		43,329.0
Deferred income tax assets		28,309.5		24,185.1
Contract costs		2,943.1		2,311.8
Other assets		225.4		271.8
Total non-current assets		202,466.3		222,912.8
Total assets	Ps.	271,985.2	Ps.	290,343.9

1 Our 40% equity interest in OCEN in the amount of Ps.694.0 million as of December 31, 2019, was previously reported as part ofcurrent assets held for sale, and has been classified to investments in associates and joint ventures as of that date to conform with the presentation of this investment as of December 31, 2020.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2020 AND 2019
(Millions of Mexican Pesos)

	December 31,		December 31,
	2020		2019
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Current portion of long-term debt	Ps.	617.0	Ps.	491.9
Interest payable		1,934.7		1,943.9
Current portion of lease liabilities		1,277.7		1,257.8
Current portion of other notes payable		-		1,324.1
Derivative financial instruments		2,017.0		568.8
Trade accounts payable and accrued expenses		21,890.2		20,909.7
Customer deposits and advances		6,230.1		5,779.8
Income taxes payable		2,058.1		2,470.2
Other taxes payable		4,463.3		3,448.0
Employee benefits		1,262.6		911.9
Due to related parties		83.0		644.2
Liabilities related to assets held for sale		-		432.8
Other current liabilities		2,204.9		1,981.9
Total current liabilities		44,038.6		42,165.0
Non-current liabilities:
Long-term debt, net of current portion		121,936.0		120,444.7
Lease liabilities, net of current portion		8,014.6		8,105.8
Derivative financial instruments		1,459.3		346.6
Income taxes payable		767.1		1,759.7
Deferred income tax liabilities		1,824.6		7,052.2
Post-employment benefits		2,080.7		1,468.1
Other long-term liabilities		3,553.7		3,376.6
Total non-current liabilities		139,636.0		142,553.7
Total liabilities		183,674.6		184,718.7

EQUITY
Capital stock		4,907.8		4,907.8
Additional paid-in-capital		15,889.8		15,889.8
		20,797.6		20,797.6
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		83,391.7		75,887.1
Net (loss) income for the period		(892.3)		4,626.1
		84,638.4		82,652.2
Accumulated other comprehensive (loss) income, net		(15,556.4)		1,320.4
Shares repurchased		(16,079.1)		(14,018.8)
		53,002.9		69,953.8
Equity attributable to stockholders of the Company		73,800.5		90,751.4
Non-controlling interests		14,510.1		14,873.8
Total equity		88,310.6		105,625.2
Total liabilities and equity	Ps.	271,985.2	Ps.	290,343.9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2020 AND 2019
(Millions of Mexican Pesos)

	Three months ended December 31,					Twelve months ended December 31,
	2020		2019			2020		2019
	(Unaudited)		(Unaudited)			(Unaudited)		(Audited)

Net sales	Ps.	27,782.7	Ps.	28,268.2	Ps.	97,361.6	Ps.	101,757.2

Cost of sales		15,438.9		17,041.5		56,989.6		59,067.4

Selling expenses		2,797.9		2,754.8		10,366.6		11,099.0

Administrative expenses		3,285.7		3,187.7		12,713.7		13,269.2
Income before other expense		6,260.2		5,284.2		17,291.7		18,321.6
Other (expense) income, net		(399.9)		(455.3)		257.5		(1,316.6)
Operating income		5,860.3		4,828.9		17,549.2		17,005.0
Finance expense		(4,127.4)		(3,117.1)		(10,482.2)		(11,275.2)
Finance income		6,513.1		1,719.0		4,381.0		2,464.4
Finance income (expense), net		2,385.7		(1,398.1)		(6,101.2)		(8,810.8)
Share of (loss) income of associates and joint ventures, net		(438.5)		91.5		(5,769.4)		581.1
Income before income taxes		7,807.5		3,522.3		5,678.6		8,775.3
Income taxes		3,858.9		695.7		5,004.6		2,668.5
Net income	Ps.	3,948.6	Ps.	2,826.6	Ps.	674.0	Ps.	6,106.8

Net income attributable to:
Stockholders of the Company	Ps.	3,670.3	Ps.	2,410.1	Ps.	(892.3)	Ps.	4,626.1
Non-controlling interests		278.3		416.5		1,566.3		1,480.7
Net income	Ps.	3,948.6	Ps.	2,826.6	Ps.	674.0	Ps.	6,106.8

Basic earnings (loss) per CPO attributable to stockholders of the Company	Ps.	1.30	Ps.	0.83	Ps.	(0.31)	Ps.	1.60

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: February 23, 2021	By	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel